FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2020
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	RBSG ENTM Publication of Suppl.Prospcts dated 14 February 2020
Exhibit No. 2	Block Listing Cancellation dated 27 February 2020
Exhibit No. 3	Total Voting Rights and Capital dated 28 February 2020

Exhibit No. 1

The Royal Bank of Scotland Group plc

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc £40,000,000,000 Euro Medium Term Note Programme, dated 14 February 2020.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/1106D_1-2020-2-14.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM.

For further information, please contact:

Scott Forrest
Head of RBS Debt Capital Markets & Capital Strategy
Tel: +44 (0) 131 626 1329

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

The Royal Bank of Scotland Group plc	2138005O9XJIJN4JPN90

Exhibit No. 2

27 February 2020

The Royal Bank of Scotland Group plc

Block Listing Cancellation

The Royal Bank of Scotland Group plc currently has ordinary shares of 100 pence each block listed under the following share plans:

●        6,238,272 ordinary shares of 100 pence each in respect of The Royal Bank of Scotland Group plc 2007 Executive Share Option Plan;
●        3,436,774 ordinary shares of 100 pence each in respect of The Royal Bank of Scotland Group plc Employee Share Ownership Plan (GPS ESOP 2014); and
●        2,601,704 ordinary shares of 100 pence each in respect of The Royal Bank of Scotland Group plc 2010 Deferral Plan.

These plans have now been closed and as a result the block listings associated with them have been cancelled.  No allotments have been made under these plans and schemes since the last block listing return was released on 8 October 2019.

For further information contact:-
RBS Media Relations - +44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 3

The Royal Bank of Scotland Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 28 February 2020:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			28 February 2020
Ordinary shares of £1	12,093,909,192	4	48,375,636,768
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	12,094,809,192		48,379,236,768

of which none are held in Treasury.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 28 February 2020

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary